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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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THE FOLLOWING INTERVIEW WITH JEAN-PIERRE RODIER, THE CHAIRMAN AND CHIEF
EXECUTIVE OFFICER OF PECHINEY, WAS PUBLISHED IN THE FRENCH BUSINESS DAILY LES ECHOS ON SEPTEMBER 2, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

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                        Interview with Jean-Pierre Rodier
                                  in Les Echos


In an interview published today in the French business daily Les Echos, Jean-Pierre Rodier discusses the Pechiney Board of Directors meeting held on August 31.

LES ECHOS: Yesterday you stated that you had received and rejected a new offer from Alcan. How did the contact resume? Did you bring in a mediator?

JEAN-PIERRE RODIER: Travis Engen asked to see me about ten days ago. It is my duty as a company manager to seek the best solutions for Pechiney and its employees, management, customers and shareholders. We therefore had extremely intensive discussions, mainly on Saturday and Sunday in Paris, sometimes just the two of us, sometimes accompanied by our people. On Sunday afternoon, Alcan made new proposals which, after examining them in depth with my Board of Directors on Sunday evening, we did not accept.
Even if we did not reach an agreement, the discussions of the past few days are an important, positive stage characterized by movement. There is not a deadlock. In recent days, there has been highly constructive dialog, even if it has not come to a successful conclusion.

LES ECHOS: What did the new offer contain?

JEAN-PIERRE RODIER: Alcan significantly increased its price. The 47 or 48 euros per share offered can be compared with the figure of 44 euros in the previous proposals for the part-cash, part-shares offer. The structure of the offer was also slightly modified, while maintaining part payment in shares. We also worked with Alcan to specify and improve certain commitments, particularly in terms of jobs, head office locations and management.

LES ECHOS: In other words, the question of your possible departure in the event of a friendly merger?

JEAN-PIERRE RODIER: Travis Engen and I signed a confidentiality agreement on the details of our discussions concerning the Pechiney management team. We noted that this does not entail an obstacle to the signing of an agreement.

LES ECHOS: So why did Pechiney not accept the offer?

JEAN-PIERRE RODIER: It is a price problem. We appreciate Alcan's move, which brings us closer to Pechiney's true value. But we are not there yet. Moreover, before he submitted his new offer, I gave

Travis Engen our position on the price that Pechiney's Board of Directors might consider satisfactory. So he cannot have been surprised by Sunday evening's decision.

LES ECHOS: What is Pechiney's true value?

JEAN-PIERRE RODIER: I'm not going to give you a figure, of course! But the new price offered by Alcan still falls short of the prices paid in strategic transactions on this scale and Pechiney's healthy intrinsic prospects. At our roadshows, many shareholders told us that they agreed with our appraisal of the Group's value and potential.

LES ECHOS: Alcan states that the new offer has now lapsed and that discussions have ended. What is the situation?

JEAN-PIERRE RODIER: In purely formal terms, their offer was only open until Sunday evening. But everything can change...

LES ECHOS: Are you scheduled to see each other again soon?

JEAN-PIERRE RODIER: There is nothing planned for the moment.

LES ECHOS: Are you still looking for a white knight?

JEAN-PIERRE RODIER: We have spoken to all the major players in the business and are working with some of them on a series of alternatives. We remain totally confident in our ability to develop Pechiney independently and create value. But some industrial combinations may prove better than others. However, it is too early to talk about it. It is not necessarily in our contacts' best interests to finalize a proposal before the European Commission has reached a verdict on Alcan's bid.

LES ECHOS: On that subject, what will you say to the Commission?

JEAN-PIERRE RODIER: It is a written procedure. We will send the Commission a letter this week with factual, objective answers to its questions. But the Brussels experts know our businesses as well as we do! And they will listen to our customers and competitors.

LES ECHOS: The French government must decide this week whether it authorizes the merger. Is a veto possible?

JEAN-PIERRE RODIER: The government has already indicated that it sees this as a matter between companies. But as Pechiney is a supplier to the French defense industry, even if it is not a major player in the sector, its purchase by a foreign group is subject to prior authorization.

LES ECHOS: To block Alcan, could you revive your bid for the UK company Corus' aluminum activities, which has been blocked by part of its Directors?

JEAN-PIERRE RODIER: It is up to Corus to make the next move. But this is not the priority issue for Pechiney today. My responsibility and my goal, in a spirit of great openness, is to find the best solution for building a compelling proposal for all Pechiney's shareholders, customers and people. I am doing this with all the more confidence as Pechiney is now a healthy, high-performing company in cyclical businesses.